UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 25, 2008

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

25 July 2008
Number 28/08

BHP BILLITON APPROVES TURRUM FIELD DEVELOPMENT OFFSHORE VICTORIA

BHP Billiton today announced it has approved an expenditure of US$625 million (BHP Billiton share) for the full field development of the Turrum oil and gas field, a significant hydrocarbon resource in the Gippsland Basin, offshore Victoria. The Turrum development will produce new supplies of natural gas and liquids through new and existing Bass Strait facilities.

Turrum is part of the Gippsland Basin Joint Venture in which BHP Billiton and ExxonMobil subsidiary, Esso Australia Resources Pty Ltd (operator), each have a 50 per cent interest.

BHP Billiton Petroleum Chief Executive J. Michael Yeager said the Turrum project would build on BHP Billiton's long-life producing assets in Bass Strait and follows the recent approval of the Kipper Gas Field Development in December 2007.

"BHP Billiton's investment to develop the Turrum field is yet another step in delivering significant value to our shareholders, while also adding new supplies of oil and natural gas to meet the future energy needs of South Eastern Australia. Our Bass Strait resource base continues to have significant opportunities to develop, even after producing for nearly four decades."

The development consists of a new platform, Marlin B, linked by a bridge to the existing Marlin A platform. Marlin A will require upgrading to accommodate the bridge and new equipment. The field is expected to start up in 2011. Initially gas will be injected back into the reservoir after capturing oil and gas liquids. Gas sales are expected to then commence in 2015 at approximately 200 million cubic feet per day, on a 100 per cent basis. All products will be processed by the Gippsland Basin Joint Venture facilities.

The Turrum field is located 42 kilometres from shore in about 60 metres of water. Full field development is expected to recover approximately 1 trillion cubic feet of natural gas and 110 million barrels of oil and gas liquids, on a 100 per cent basis.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom & South Africa Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974 email: Andre.Liebenberg@bhpbilliton.com
Leng Lau, Investor Relations
Tel: +61 3 9609 4202 Mobile: +61 403 533 706
email: Leng.Y.Lau@bhpbilliton.com

United States
Scott Espenshade, Investor Relations
Tel: +1 713 599 6431 Mobile: +1 713 208 8565
email: Scott.Espenshade@bhpbilliton.com

Illtud Harri, Media Relations Tel: +44 20 7802 4195 Mobile: +44 7920 237 246 email: Illtud.Harri@bhpbilliton.com

IMPORTANT NOTICES

Cautionary Note to US Investors - The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. BHP Billiton uses certain terms in this release, including " hydrocarbon resource", that the SEC's guidelines strictly prohibit oil and gas companies from including in filings with the SEC. US Investors are urged to consider closely the disclosure in BHP Billiton's Annual Report on Form 20-F for the year ended June 30, 2007, File No. 001-09526 (for BHP Billiton Limited) and File No. 001-31714 (for BHP Billiton Plc), available from BHP Billiton at BHP Billiton Limited, 180 Lonsdale Street, Melbourne, Victoria, 3000 Australia or at BHP Billiton Plc, Neathouse Place, Victoria, London, United Kingdom. You can also obtain BHP Billiton's Annual Report from the SEC by calling 1-800-SEC-0330 or by visiting the SEC's website (http://www.sec.gov).

This document contains certain forward-looking statements relating to the business, financial performance and results of the Company and/or the industry in which it operates. Forward-looking statements concern future circumstances and results and other statements that are not historical facts, sometimes identified by the words "believes", "expects", "predicts", "intends", "projects", "plans", "estimates", "aims", "foresees", "anticipates", "targets", and similar expressions. The forward-looking statements contained in this document, including assumptions, opinions and views of the Company or cited from third party sources are solely opinions and forecasts which are uncertain and subject to risks. A multitude of factors can cause actual events to differ significantly from any anticipated development. Neither the Company nor any of its subsidiaries nor any of its officers or employees guarantees that the assumptions underlying such forward-looking statements are free from errors nor does any of the foregoing accept any responsibility for the future accuracy of the opinions expressed in this document or the actual occurrence of the forecasted developments.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 25 July 2008	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary